Continental Acquires Italian Drum Brakes Manufacturer AP

Automotive Products Italia will strengthen Continental's brake systems capabilities in Europe and emerging markets and gives additional push to growth in Asia

Frankfurt/Main / Cairo Montenotte, Italy, July 19, 2007. The international automotive supplier Continental AG, for its Automotive Systems Division, will acquire Automotive Products Italia (SV) S.r.l. (AP) from the Australian Pacifica Group Limited. The acquisition is subject to regulatory approval.

AP, founded in 1984, is a manufacturer of drum and park brakes for passenger and commercial vehicles and has approximately 500 employees. In 2006, the company had sales of approximately € 79 million. The production facility of 17,000 m² is located in Cairo Montenotte, in the province of Savona, Northern Italy and produced approximately 5.8 million drum and park brakes in 2006. Customers include vehicle manufacturers such as Fiat, Ford, Renault/Nissan, Toyota, Land Rover, Mazda and GM. A technical and marketing cooperation agreement between Continental Automotive System and AP was established in 1997 and has been working successfully since then. AP, the second largest producer of drum brakes in Europe, will be integrated into the Business Unit Hydraulic Brake Systems of Continental Automotive Systems.

With its focus on high-volume drum brake production and global customer support, AP Italy will strengthen Continental Automotive Systems' product portfolio as a systems supplier in the area of affordable cars. It thus reinforces the division's strategy to provide high-tech and cost-effective brake systems to the fast growing, emerging markets, notably in Asia. Products include mainly drum brakes, drum in disc brakes and duo servo brakes.

"With the acquisition of AP, Continental Automotive Systems will benefit from the company's perfect market penetration in established markets and strengthen its worldwide position in drum brakes", said Dr. Karl-Thomas Neumann, President Continental Automotive Systems and Member of the Executive Board, Continental AG.

dlw 7/25

.../2

"In addition, it will help us to grow in new, emerging markets, which require drum brakes for local applications. This will be particularly important to us in China and India".

"AP Italia complements our product offer in the field of hydraulic brakes in a perfect way", said Heinz Zingel, Executive Vice President, Hydraulic Brake Systems and member of the Management Board of Continental Automotive Systems. "As AP has been a supplier to Continental Automotive Systems for many years, we already know each other extremely well and can build on a long-standing, trustful and successful relationship. The integration in terms of technology, product range and, most importantly, people, will be as smooth as one can imagine."

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. It has a worldwide workforce of around 87,000.

For further information, please contact:

Dagmar Weiner
Head of Communications
Continental
Automotive Systems Division
Guerickestraße 7
60488 Frankfurt am Main, Germany
Phone: + 49 69 7603-6000
Fax: + 49 69 7603-3945
E-Mail: dagmar.weiner@contiautomotive.com

Internet media databases: www.contiautomotive.com

"Exemption No.

Continental announces Continental University at Mount Vernon facility

- **Program provides opportunity for employees to earn associates & Bachelors degree**
- **One further step of global qualification strategy**

Mount Vernon/Hanover, July 20, 2007. Continental Tire North America, Inc. (CTNA) today announced the official launch of Continental University at its Mount Vernon facility. The program will formalize a current pilot program with Rend Lake College (RLC) that gives all employees the opportunity to earn an associates degree on site as well as expand the program to allow students to receive a bachelors degree from Southern Illinois University Carbondale (SIUC).

"We've been pleased to make capital investments in our Mount Vernon facility over the past few years totaling more than $160 million, and today I'm equally pleased to announce a direct investment in the education and professional growth of our employees through Continental University," said Heinz-Gerhard Wente, Executive Board Member and Global Head of Human Resources of the Continental AG. "It is a meaningful program that promotes higher education and advances employees' career paths at Continental, and one that also promotes the exchange of knowledge and ideas and cultivates a high-performance culture in the workplace."

Continental University is a program based on partnership between the cooperation and local colleges and universities that provides employees with easy and affordable access to higher education. Its mission is to contribute to the development and career advancement of employees and to align their studies with specialized business needs. The concept was created by Continental AG in 2005 and is part of a global strategy of a life long learning and education support for employees. Cooperations have so far been launched in nine other facilities, including those in Mexico, the Philippines and Romania. The program at Mount Vernon is the first in the United States.

.../2

Under the Continental University program, all employees are eligible to attend classes on-site at CTNA that are timed around work schedules. In Mount Vernon, CTNA and RLC have run a tuition-free pilot program in the facility since 2005, where CTNA has provided classroom space and, together with RLC, state-of-the-art equipment for students' use. In addition to earning an associates degree in business, employees can also receive course certifications as well as participate in continuing education classes and employee training initiatives. The announcement today *solidifies* CTNA's relationship with RLC by bringing this current program under the official Continental University program and builds on it by adding a new occupational certificate program in tire building.

"Rend Lake College is thrilled to officially join the Continental University network and to support Continental´s commitment to higher education and advancement of employees," said RLC President Mark Kern. "The Mount Vernon facility is a mainstay in our community, and we look forward to a long partnership for many years to come."

Continental Tire North America, Inc., based in Charlotte, North Carolina, is a company of Germany-based Continental AG. The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR 14.9 billion. At present it has a worldwide workforce of around 87,000.

Hank Eisenga
Plant Manager
Continental Tire North Amercia
11525 North Illinois Highway 142
Mount Vernon, United States
Phone: +001 618 246-2466
Fax: +001 618-246-2668
e-Mail: Hank.Eisenga@conti-na.com

Bettina Körner
Project Communications
Continental AG
Vahrenwalder Straße 9
30165 Hanover, Germany
Phone: +49 511 938-1640
Fax: +49 511 938-1701
e-Mail: Bettina.Koerner@conti.de

Internet media databases: www.contiautomotive.com

END